Mail Stop 3561

March 19, 2009

Mr. Marcus B. Smith
President, Chief Executive Officer, Chief Financial Officer
Beleza Luxury Goods Inc.
5925 Kirby Drive, Suite E324
Houston, Texas 77005

> **Re:** **Beleza Luxury Goods, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 6, 2009**
> **File No. 333-147141**

Dear Mr. Smith:

We have reviewed your amendment and your letter dated March 4, 2009, and we have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

1. Please refer to comment 1 of our letter dated January 13, 2009. We are re-issuing that comment with respect to the paragraph captioned "Potential for indebtedness," because you have not explained why the potential for indebtedness constitutes a material risk of which investors should be aware. Please revise your disclosure to address the appropriate risk being discussed in that paragraph. For example, you may want to discuss one or more of the following, or similar, factors:

   - whether indebtedness is likely to make it more difficult for the Company to satisfy its other financial obligations;
   - whether indebtedness would result in the Company having to use cash flow to pay its obligations, thus reducing the amount of cash available to finance its operations and delaying any possible reduction in capital expenditures;
   - whether indebtedness would limit the Company's flexibility to adjust to changing market conditions, therefore leaving it vulnerable to a downturn in general economic conditions or unable to react appropriately to changes in the industry in which it operates;

- whether indebtedness would impair the Company's ability to obtain additional financing;
- whether indebtedness would result in the Company experiencing a competitive disadvantage as compared to competitors with less indebtedness; or
- whether indebtedness would expose the Company to fluctuations in interest rates with respect to any indebtedness that bears interest at variable rates.

Industry Overview, page 21

2. Please refer to comment 3 of our letter dated February 13, 2009. We are re-issuing that comment with respect to the seventh sentence of the first paragraph under the caption "Cigars" on page 22. That sentence, in its entirety, is a direct quote from the Associated Press article you have footnoted.

Financial Statements, page F-28

Consolidated Statements of Cash Flows, page F-3

3. It appears that you have classified the decrease in amounts due from shareholders as financing cash flows as opposed to investing cash flows and the increase in amounts due to shareholders as investing cash flows as opposed to financing cash flows. Please revise or advise. Also, you should revise the line item descriptions to reflect that amounts due from shareholders are classified as investing activities and amounts due to shareholders are classified as financing activities. Similar revisions to the line item descriptions should be made in the statement on page F-5.

* * *

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Bill Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney-Adviser, at (202) 551-3222 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director